March 7, 2017

VIA EDGAR

Irene Barberena-Meissner
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
RE:	Royale Energy Holdings, Inc. Registration Statement on Form S-4 SEC File No. 333-216055
Dear Ms. Barberena-Meissner:
On behalf of our client, Royale Energy Holdings, Inc., and in response to your request made in a phone conversation with me on February 24, 2017, we are submitting a copy of the written presentation made to the board of directors of Royale Energy, Inc., by Northland Capital, LLC, on October 24, 2016.  The presentation submitted with this letter has been redacted to exclude certain proprietary information regarding the business and valuation of Royale Energy, Inc., and Matrix Oil Management Corporation, for which confidential treatment is requested pursuant to Rule 83 of the SEC Rules of Practice. A complete and unredacted copy of the presentation has been sent to you directly via overnight courier.
Very truly yours,

/s/ Lee Polson

Lee Polson

 Presentation to the Board of Directors of Royale Energy, Inc.  October 24, 2016  CONFIDENTIAL

 Understandings  The information set forth herein has been prepared by Northland Securities, Inc. (“we” or “Northland”) based upon information supplied by Royale Energy, Inc. (“Royale”), Matrix Oil Management Corporation (“Matrix”) and publicly available information, and portions of the information set forth herein or relied upon may be based upon certain statements, estimates, projections and forecasts provided by Royale or Matrix management directly or through their other advisors with respect to the anticipated future performance of Royale or Matrix, including but not limited to financial projections. We have relied upon and assumed the accuracy, completeness and fairness of such information and have not independently verified such information. With respect to any such estimated or forecasted information relied upon or used in our analyses, we have relied upon the assurances of Royale and Matrix management or their other advisors that such information has been prepared on a reasonable basis in accordance with industry practice and reflects the best currently available estimates and judgments of management as to such future performance or utilization, and we assume no responsibility for and express no view as to any such estimates or forecasts or the assumptions on which they are based. We have not conducted any independent valuation or appraisal of any of the assets or liabilities of Royale or Matrix or concerning the solvency or appraised or fair value of Royale or Matrix, and we have not been furnished with any such valuation or appraisal. The information set forth herein is based upon economic, market and other conditions as they exist on, and the information made available to us as of, the date hereof unless indicated otherwise. We have not been asked to pass upon, and we express no opinion as to, the amount, nature or fairness of consideration or compensation to be received in or as a result of the proposed merger by preferred stock holders, warrant holders, option holders, officers, directors, employees or any other class of such persons or relative to or in comparison with the exchange ratio. In that regard, we have been advised by Royale directly or through its other advisors that the amounts received by such preferred stockholders, warrant holders, option holders, officers, directors, employees or other class of such persons in or as a result of the proposed merger are in compliance and accordance with their contract or contract-like rights under the existing terms of their preferred stock and agreements. These materials and the information set forth herein were prepared for the benefit and use of the board of directors of Royale in its capacity as such in connection with its consideration of approval of the proposed merger with Matrix. These materials and the information contained herein are confidential and may not be disclosed publicly except to the extent required by applicable law or made available to third parties without our prior written consent. Any description of or references to Northland or any summary of our opinion to which these materials and information relate in a proxy statement or similar required public disclosure must be in a form reasonably acceptable to us and our legal counsel. Northland is not acting as a financial advisor to the board of directors of Royale and is not responsible for and is not providing any tax, accounting, actuarial, legal or other specialist advice.

Table of Contents

I. **Transaction Overview**
- a. Overview of Companies
- b. Proposed Merger – Structural Terms and Conditions
- c. Transaction Components
- d. Transaction Consideration Details
- e. Qualitative Factors

II. **Summary of Due Diligence Procedures**
- a. Due Diligence Overview – Royale
- b. Due Diligence Overview – Matrix and Matrix Affiliates
- c. Process Overview

III. **Financial Analysis – Royale**
- a. Financial Analysis & Valuation Approach
- b. Market Trading Analysis
- c. Comparable Company Analysis
- d. Comparable Transaction Analysis
- e. Discounted Cash Flow Analysis
- f. Net Asset Value Analysis
- g. Northland Valuation Array

IV. **Financial Analysis – Matrix**
- a. Financial Analysis & Valuation Approach
- b. Preferred Stock Analysis
- c. Comparable Company Analysis
- d. Comparable Transaction Analysis
- e. Discounted Cash Flow Analysis
- f. Net Asset Value Analysis
- g. Northland Valuation Array

V. **Summary of Findings**
- a. Transaction Structure
- b. Equity Contribution Analysis

VI. **Appendix**

NORTHLAND CAPITAL MARKETS Confidential Treatment Requested by Royale Energy Holdings ROYL003 ROYALE ENERGY, INC.

 Transaction Overview

 Overview of Companies  Name:  Royale Energy, Inc.    Matrix Oil Management Corporation  Headquarters:  El Cajon, California    Santa Barbara, CA  Business:  Founded in 1986, Royale Energy, Inc. is an independent exploration and production company focused on the acquisition, development, and marketing of natural gas. Royale Energy has its primary operations in the Sacramento and San Joaquin basins in California.    Founded in 1999, private company Matrix Oil Management Corporation owns and operates oil-producing properties in the Los Angeles and San Joaquin Basins of California. It owns natural-gas producing properties in the Sacramento Basin and oil-producing royalty and non-operated properties in the Permian Basin of West Texas and Williston Basin, North Dakota.  Ticker:  ROYL    None - Private  Exchange:  OTCQB    None - Private  Market Capitalization:  $17,200,5701    None - Private  2015 Revenue:  $1,713,088    $2,474,418  2016 YTD Revenue:  $619,300    $1,174,3224  Cash:  $5,438,0382    $3,267,1834  Debt:  $7,649,4433    $32,501,1704  Sources: Royale Energy, Inc. public filings, S&P Capital IQ, Matrix Oil Management Corporation quarterly and annual reports1 As of the close on 10/21/16, includes shares issued in the August offering of common stock and convertible notes2 Includes proceeds from the August offering3 Includes Deferred Drilling Obligation4 Per Matrix’s unaudited financials for the quarter ended 6/30/16

 Proposed Merger – Structural Terms and Conditions  Structure:   Merger of Matrix Merger Sub, Inc., a California corporation and all associated wholly owned subsidiaries into Royale Energy Holdings, Inc., a Delaware corporation and all associated wholly owned subsidiaries whereas Royale Energy Holdings, Inc. shall be the surviving entity. Royale Energy Holdings, Inc. will also acquire the limited partnership and equity interest in certain Matrix affiliates (the “Matrix Affiliates”). Royale Energy Holdings, Inc. will merge with Royale Energy, Inc. as part of the Transaction whereby each common stockholder of Royale Energy, Inc. prior to the merger will receive one share of common stock of Royale Energy Holdings, Inc. for each share of Royale Energy, Inc. held. The parties intend that the mergers shall qualify as exchanges under the provisions of Section 351 of the Internal Revenue Code of 1986.  Terms:  On a pro-forma basis, stockholders of Royale will own 50% of the combined company’s common stock and equity holders of Matrix will own 50% of the combined company’s common stock. At closing, the board of directors of Royale shall be comprised of eight members, four of which will be identified by Royale and four of which will be identified by Matrix.   Common Stock:  Royale will issue 25,672,493 shares of common stock to the stockholders of Matrix and the Matrix Affiliates.  Preferred Stock:  Royale will issue the debt holders of Matrix an aggregate of 2,013,003 shares of convertible preferred stock with a liquidation preference of $20,130,036 and a 3.5% annual dividend. The preferred stock has a par redemption value of $10.00 per share and is convertible into 10 shares of Royale’s common stock. With Royale’s management’s permission, for purposes of our opinion, Northland has treated the preferred stock as indebtedness and assumed it will never be converted into common stock.  Assumption of Debt:  Royale will assume Matrix’s senior secured debt in the amount of $12,371,134.  Closing Conditions:  Royale stockholder approval, Matrix stockholder approval and other customary closing conditions.  Termination Fee:   None.  Matrix Royalty, LP is included in the consolidated Matrix financial statements, although it is not being acquired by Royale in this Transaction. For the purposes of this analysis, with the consent of Royale, Northland has treated Matrix Royalty, LP as if it is being acquired as we have been informed by Royale and Matrix that Matrix Royalty, LP is immaterial to both the financial statements of Matrix and the operations of Matrix’s business.

 Oil & Gas Assets    Transaction Components  On July 25, 2016, Royale entered into a Letter of Intent (“LOI”) with Matrix to form a new parent holdings company of Royale and acquire Matrix and certain limited partnership and equity interests of Matrix affiliates (the “Transaction”).    Common stock, preferred stock, debt assumption  The total consideration paid by Royale for these assets is $46,621,041, in the following form, using an inferred Transaction price per share of the common stock of $0.55, which is Royale’s closing price on 7/22/16, the day prior to the announcement of the Letter of Intent; or $49,188,290 using an inferred Transaction price per share of $0.65, which is Royale’s average closing price over the last 90 days as of 10/21/16:

Transaction Consideration Details

The transaction consideration paid to Matrix takes the following form:

- Royale common stock
  - Royale will issue 25,672,493 shares of common stock to Matrix and the Matrix Affiliates, which is equal to the number of shares of common stock of Royale held by the stockholders of Royale immediately prior to the closing of the Transaction
  - The 90 day average price as of October 21, 2016 was $0.65 per share, valuing the shares at $16,687,120
    - Northland uses this 90 day average price throughout the opinion in order to remove any short-term price volatility
- New issue of Series B Convertible Preferred stock
  - Royale will issue Series B Convertible Preferred stock to certain of Matrix's debt holders with a liquidation preference of $20,130,036
  - The preferred stock will pay a 3.5% annual dividend
  - Each share of preferred stock will be convertible into 10 shares of common stock, at an inferred conversion price of $1.00 per common share
- Assumption of debt
  - Royale will assume Matrix's senior secured debt in the amount of $12,371,134

NORTHLAND CAPITAL MARKETS Confidential Treatment Requested by Royale Energy Holdings ROYL008 ROYALE ENERGY, INC.

Qualitative Factors

Royale Energy, Inc.

- Strong public market following
- Fully SEC reporting public company
- Current challenges:
  - Extended drilling obligations
  - National exchange listing ineligible
  - Limited public company financing optionality
  - Limited assets
  - Lack of cash flow and sufficient liquidity
  - Limited internal E&P technical expertise
- Benefits of merger
  - Significant asset development potential and ability to apply DWI business model to a larger asset base
  - Likely national exchange and shelf eligibility
  - Scale fixed costs of public company
  - E&P geological and operational management expertise added to management team
  - Creates a California acquisition platform

Matrix Oil Corp

- Founded on strong geological and operational expertise, especially in California's tougher regulatory environment
- Significant asset acquisition in June 2016 (Sansinena Field)
- Small shareholder group
- Current challenges:
  - Capital needed to unlock asset values
  - Difficulty closing additional acquisitions due to limited financing optionality
  - Private partners have little liquidity
- Benefits to merger
  - Vehicle to raise capital including Royale's DWI program
  - Legitimize acquisition ability
  - Access to public capital raising options
  - Public company infrastructure and management in place

NORTHLAND CAPITAL MARKETS Confidential Treatment Requested by Royale Energy Holdings ROYL009 ROYALE ENERGY, INC.

  Summary of Due Diligence Procedures

Due Diligence Overview – Royale

- Conference calls and meetings with Royale management, including the Chief Executive Officer, Chairman of the Board of Directors and Chief Financial Officer

- Items discussed include, but were not limited to:
  - Royale overview and background
  - Royale organizational structure
  - Royale business model
  - Royale reserves
  - Competitive landscape
  - Operations
  - Market opportunities
  - Strengths/challenges of Royale
  - Joint Royale / Matrix opportunities
  - Legal and litigation
  - Historical financial records
  - Government regulations

- Reviewed the draft of the Agreement and Plan of Merger, dated October 13, 2016, by and among Royale and Matrix

- Reviewed Royale's historical financial statements
  - Royale's audited financial statements for the fiscal years ended December 31, 2014 and 2015 and unaudited financial statements for the quarters ended March 31, 2016 and June 30, 2016

- Reviewed the electronic data room hosted by Royale, which included the following materials:
  - Corporate documents
  - Various contracts and agreements
  - Reserve reports

- Among other things, we reviewed the following:
  - Royale's website
  - Various press releases and public filings with the SEC
  - Internal presentations and marketing memoranda provided by Royale management

NORTHLAND CAPITAL MARKETS Confidential Treatment Requested by Royale Energy Holdings ROYL011 ROYALE ENERGY, INC.

Due Diligence Overview – Matrix and Matrix Affiliates

- Conference calls and meetings with Matrix management, including the President and Executive Vice-Presidents
- Items discussed include, but were not limited to:
  - Matrix overview and background
  - Matrix organizational structure
  - Matrix business model
  - Matrix reserves
  - Competitive landscape
  - Operations
  - Market opportunities
  - Strengths/challenges of Royale
  - Joint Royale / Matrix opportunities
  - Legal and litigation
  - Historical financial records
  - Government regulations
- Reviewed Matrix's historical financial statements
  - Matrix's audited financial statements for the fiscal year ended December 31, 2015 and unaudited financial statements for the quarter ended June 30, 2016
- Reviewed electronic data by Matrix, which included the following materials:
  - Corporate documents
  - Various contracts and agreements
  - Reserve reports
- Among other things, we reviewed the following:
  - Matrix website
  - Internal presentations and marketing memoranda provided by Matrix management
  - Sansinena field and operations visit

Note: All references to Matrix include the Matrix Affiliates

NORTHLAND CAPITAL MARKETS   Confidential Treatment Requested by Royale Energy Holdings   ROYL012   ROYALE ENERGY, INC.

 Process Overview   10/10/2015  Royale’s board of directors appointed Jonathan Gregory as Chief Executive Officer and Vice Chairman of the Board to spear-head a shift fully into an acquisition growth strategy for Royale.   10/21/2015  At the suggestion of Jonathan Clarkson, Matrix’s CFO, Mr. Gregory, in his capacity as Royale’s CEO, had a meeting with Jeff Kerns and Mike McCaskey, two of Matrix’s principal executives, to discuss a possible business combination between Matrix and Royale. Mr. Gregory had a prior relationship with Matrix while he was a commercial lender at Guaranty Bank and Texas Capital Bank.   12/04/2015  Mr. Gregory and Mr. Clarkson met to further discuss a potential business combination. The decision was made to have a joint meeting between the two companies in San Diego, CA later in December.  12/10/2015  During the Royale board meeting, an update was given regarding the acquisitions in the queue. The possible combination with Matrix was mentioned to the board for the first time.   12/17/2015  Members of Matrix (Johnny Jordan, Jeff Kerns, Mike McCaskey and Jon Clarkson) met with the management of Royale (Harry Hosmer, Jonathan Gregory, Donald Hosmer and Stephen Hosmer) in San Diego, CA after executing a confidentiality agreement. Matrix presented an overview of Matrix, its history and its pending acquisition of Sansinena Field from California Resources Corporation.   02/09/2016  Royale and Matrix met in La Habra Heights, CA for a tour of Sansinena Field and to discuss possible terms of a business combination, in addition to exchanging more detailed financial and reserve information.  02/16/2016  Royale provided to Matrix a non-binding proposal by which Royale would issue common and preferred stock for 100% of Matrix stock, with the merged company raising the capital for the Sansinena acquisition.   03/13/2016  Matrix met the senior secure debt financier (Arena Resources) of the Sansinena acquisition.  05/04/2016  Royale and Matrix met in Los Angeles, CA to review the status and terms of the Sansinena financing from Arena Resources and to discuss changes to Royale’s original proposal, which incorporated the assumption of the Arena debt.   06/15/2016  Matrix closed on the Sansinena acquisition with senior secured debt provided by Arena Resources.

 Process Overview (cont.)  06/28/2016  Royale received a counter proposal from Matrix outlining additional terms of a business combination.   07/25/2016  After further negations, Royale and Matrix executed a Letter of Intent to combine their respective companies. The terms of the Letter of Intent are publicly announced by Royale.  07/25/2016 - 10/23/2016  Further detailed analyses, discussions, and negotiations between Royale and Matrix and associated legal and auditor teams to structure and arrive at the current definitive merger agreement.

  Financial Analysis – Royale

Financial Analysis & Valuation Approach

Northland has been engaged by Royale to assist with negotiating, finalizing, and documenting the Transaction and to render Royale's Board of Directors a written opinion as to the fairness to Royale, from a financial point of view, of the contemplated Transaction utilizing a relative contribution methodology. Prior to Northland's engagement by Royale, Royale and Matrix had negotiated the general terms of the Transaction.

Northland has undertaken a review of Royale compared to applicable market conditions based upon industry standard valuation analyses, including:

Market Trading Analysis
Northland analyzed the trading of Royale's common shares over the trailing twelve months from both a price and a volume standpoint. Northland then calculated the premium/discount to the 52 day high, 52 day low, and 30 day, 60 day, 90 day and 1 year average price from the price of the common stock issued in the Transaction.

Comparable Company Analysis
Northland derived inferred values of Royale by taking the enterprise value multiples of comparable companies and applying them to Royale's metrics, including EBITDA, production, reserves, and the PV-10 of those reserves.

Comparable Transaction Analysis
Northland derived inferred values of Royale by taking the transaction value multiples of comparable asset acquisitions and applying them to Royale's metrics, including production, reserves, and acreage. Northland focused on transactions occurring after January 1, 2015 in order to give a more accurate depiction of trading multiples in the current commodity price environment.

Discounted Cash Flow Analysis
Northland reviewed the reserve report conducted by Netherland Sewell & Associates, Inc. ("**NSAI**") dated February 1, 2016 that consisted of projected production data for Royale, effective as of December 31, 2015 (the "**NSAI Royale Report**"). Different commodity pricing scenarios were analyzed to determine the value of the reserves in the current market conditions.

Net Asset Value Analysis
Northland calculated a net asset value for Royale by adding the individual values of Royale's developed acreage (based on the NSAI Royale Report), undeveloped acreage, debt, and working capital.

NORTHLAND CAPITAL MARKETS Confidential Treatment Requested by Royale Energy Holdings ROYL016 ROYALE ENERGY, INC.

 Market Trading Analysis  ($0.65 Inferred Transaction Price)  Source: S&P Capital IQLOI Announced on 7/25/16Current price as of the close on 10/21/16

 Market Trading Analysis (cont.)  Based upon the review of the trading ranges for Royale, Northland made the following observations:The inferred Transaction price per share of Royale’s common stock of $0.65 represents a:23.7% discount to the 52 week high of $0.85 per share981.3% premium to the 52 week low of $0.06 per share4.1% premium to the 30 day average price of $0.62 per share2.5% premium to the 60 day average price of $0.63 per share0.0% premium to the 90 day average price of $0.65 per share42.3% premium to the 1 year average price of $0.46 per share

Comparable Company Analysis – Methodology

- Northland reviewed the current enterprise value multiples the market is giving comparable public companies and used those multiples to infer a value for Royale. The comparable companies were chosen based on the following methodology:
  - U.S.-based energy companies listed in the U.S. with quarterly and annual SEC filings
  - Enterprise Values less than $500 million
  - The majority of assets are upstream, onshore U.S.
  - Northland also used its oil and gas expertise to remove companies that are not comparable based on major differences in asset types, such as assets focused on secondary recovery
- Northland then derived inferred values for Royale from the comparable company enterprise value multiples for EBITDA, production, Proved Developed Producing ("**PDP**") reserves (or Proved Developed ("**PD**") reserves when necessary, which also include Proved Developed Non-Producing reserves ("**PDNP**")), and the PV-10 of the reserves
- In conducting this analysis, Northland used the most current market information as of October 21, 2016

NORTHLAND CAPITAL MARKETS Confidential Treatment Requested by Royale Energy Holdings ROYL019 ROYALE ENERGY, INC.

 Comparable Company Analysis – Production  Sources, dates, and assumptions are listed on slides 60-61  CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

 Comparable Company Analysis – Reserves  Sources, dates, and assumptions are listed on slides 60-61  CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

Comparable Transaction Analysis – Methodology

- Northland determined comparable transaction criteria using the following methodology:
  - The transaction closed after January 1, 2015
  - Located on-shore U.S. in conventional natural gas plays
  - At least 75% of the production stream by volume was natural gas
  - The transaction contained producing acreage

NORTHLAND CAPITAL MARKETS Confidential Treatment Requested by Royale Energy Holdings ROYL022 ROYALE ENERGY, INC.

 Comparable Transaction Analysis – Production  Source: 1DerrickNote: Adjust $/Acre value deducts a production value of $2,000/Mcfe/d  CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

 Comparable Transaction Analysis – Reserves  Source: 1DerrickNote: Adjust $/Acre value deducts a production value of $2,000/Mcfe/d  CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

 Discounted Cash Flow Analysis  Northland performed a discounted cash flow analysis for Royale based on the NSAI Royale Report, adjusted for three price sensitivities as well as marketing and transportation costs, all as of October 21, 2016:Estimated SEC’s price deck, which averages the spot NYMEX price on the first day of the preceding twelve months and holds that price flat throughout the reserve lifeNCM’s price deck, which has varying commodity prices for the first two years and then holds the price flat for the remainder of the reserve lifeNYMEX forward pricingNote that the prevailing industry discount rate in valuations of this type is typically 10%The following is a breakdown of the DCF analysis with varying discount rates:

 Net Asset Value Analysis  Northland conducted a net asset value analysis for Royale using the following methodology:The value of Royale’s developed acreage is captured in the PV-10 of the NSAI Royale ReportNorthland relied on Royale’s management’s estimates for the value of the DWI program and the undeveloped acreageRoyale’s debt and working capital are as of the quarter ended June 30, 2016, inclusive of its recent offering of common stock and convertible notes, and the conversion of Royale’s Series AA Preferred stock into common stock

 Northland Valuation Array – Royale   The Northland Valuation Array does not include valuations for which all inferred values are negative  CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

  Financial Analysis – Matrix  Note: All references to Matrix include the Matrix Affiliates

Financial Analysis & Valuation Approach

Northland has undertaken a review of Matrix compared to applicable market conditions based upon industry standard valuation analyses, including:

Preferred Stock Analysis
Northland compared the coupon, conversion premium, and warrant coverage of the Series B Preferred stock issued to Matrix as consideration in the Transaction to recent preferred offerings of comparable companies.

Comparable Company Analysis
Northland derived inferred values of Matrix by taking the enterprise value multiples of comparable companies and applying them to Matrix's metrics, including EBITDA, production, reserves, and the PV-10 of those reserves.

Comparable Transaction Analysis
Northland derived inferred values of Matrix by taking the transaction value multiples of comparable asset acquisitions and applying them to Matrix's metrics, including production, reserves, and acreage. Northland focused on transactions occurring after January 1, 2015 in order to give a more accurate depiction of trading multiples in the current commodity price environment.

Discounted Cash Flow Analysis
Northland reviewed the reserve report conducted by NSAI dated May 10, 2016 that consisted of projected production data for Matrix, effective as of March 31, 2016 (the "**NSAI Matrix Report**"). Different commodity pricing scenarios were analyzed to determine the value of the reserves in the current market conditions.

Net Asset Value Analysis
Northland calculated a value for Matrix by adding the individual value of Matrix's developed acreage (based on the NSAI Matrix Report), undeveloped acreage, debt, and working capital.

With your permission, Northland has treated the preferred stock issued to Matrix stockholders as indebtedness and that it will not be converted into common stock. All information regarding Matrix, unless otherwise noted, was provided by Matrix management and has not been independently reviewed or verified by Northland.

NORTHLAND CAPITAL MARKETS
Confidential Treatment Requested by Royale Energy Holdings ROYL029
ROYALE ENERGY, INC.

Preferred Stock Analysis

- Northland compared the coupon and conversion premium of the Series B Preferred stock issued to Matrix as consideration in the Transaction to recent preferred offerings using the following methodology:
  - Transactions that closed after January 1, 2015
  - Preferred stock issued by publicly traded U.S. exploration and production companies
  - Issuers with market capitalizations under $100MM
  - Excludes Master Limited Partnerships

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.
An unredacted copy of this Report has been delivered to the Division of Corporation Finance.

- The Series B Preferred stock issued to Matrix as consideration in the Transaction has a favorable coupon, conversion premium, and warrant coverage ratio compared to recent preferred offerings

Source: S&P Capital IQ

NORTHLAND CAPITAL MARKETS Confidential Treatment Requested by Royale Energy Holdings ROYL030 ROYALE ENERGY, INC.

Comparable Company Analysis – Methodology

- Northland reviewed the current enterprise value multiples the market is giving comparable public companies and used those multiples to infer a value for Matrix. The comparable companies were chosen based on the following methodology:
  - U.S.-based energy companies listed in the U.S. with quarterly and annual SEC filings
  - Enterprise Values less than $500 million
  - The majority of assets are upstream, onshore U.S.
  - Northland also used its oil and gas expertise to remove companies that are not comparable based on major differences in asset types, such as assets focused on secondary recovery
- Northland then derived inferred values for Matrix from the comparable company enterprise value multiples for EBITDA, production, PDP reserves (or PD reserves when necessary, which includes PDNP reserves), and the PV-10 of the reserves
- In conducting this analysis, Northland used the most current information as of October 21, 2016

NORTHLAND CAPITAL MARKETS Confidential Treatment Requested by Royale Energy Holdings ROYL031 ROYALE ENERGY, INC.

 Comparable Company Analysis – Production  Sources, dates, and assumptions are listed on slides 60-61  CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

 Comparable Company Analysis – Reserves  Sources, dates, and assumptions are listed on slides 60-61  CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

Comparable Transaction Analysis – Methodology

- Northland determined comparable transaction criteria using the following methodology:
  - The transaction closed after January 1, 2015
  - Located on-shore U.S. in conventional oil plays
  - At least 75% of the production stream by volume was oil
  - The transaction contained producing acreage

NORTHLAND CAPITAL MARKETS Confidential Treatment Requested by Royale Energy Holdings ROYL034 ROYALE ENERGY, INC.

 Comparable Transaction Analysis – Production  Source: 1DerrickNote: Adjust $/Acre value deducts a production value of $20,000/boe/d  CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

 Comparable Transaction Analysis – Reserves  Source: 1DerrickNote: Adjust $/Acre value deducts a production value of $20,000/boe/d  CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

 Discounted Cash Flow Analysis  Northland performed a discounted cash flow analysis for Matrix based on the NSAI Matrix Report, adjusted for three price sensitivities as well as marketing and transportation costs, all as of October 21, 2016:Estimated SEC’s price deck, which averages the spot NYMEX price on the first day of the preceding twelve months and holds that price flat throughout the reserve lifeNCM’s price deck, which has varying commodity prices for the first two years and then holds the price flat for the remainder of the reserve lifeNYMEX forward pricingNote that the prevailing industry discount rate in valuations of this type is typically 10%The following is a breakdown of the DCF analysis with varying discount rates:  CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

Net Asset Value Analysis

- Northland conducted a net asset value analysis for Matrix using the following methodology:
  - The value of Matrix's developed acreage is captured in the PV-10 of the NSAI Matrix Report
    - Northland risked the Proven Undeveloped reserves by 50% due to the lack of recent, offsetting wells being drilled to validate the estimated ultimate recoveries, as well as the uncertainty and cost of capital required to raise the CAPEX required to unlock the reserve value
    - Royale's estimates of probable and possible reserves for the Sansinena Field are shown, but not included in the valuation due to their speculative nature
  - Northland relied on Royale's management's estimates for undeveloped acreage value
  - Northland utilized a property appraisal from CBRE dated October 31, 2011 for the value of the surface rights
  - Matrix's debt and working capital are as of the quarter ended June 30, 2016

NORTHLAND CAPITAL MARKETS Confidential Treatment Requested by Royale Energy Holdings ROYL038 ROYALE ENERGY, INC.

Net Asset Value Analysis (cont.)  CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

 Northland Valuation Array – Matrix   The Northland Valuation Array does not include valuations for which all inferred values are negative  CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

  Summary of Findings

 42  Transaction Structure  The following chart represents shares of common stock of Royale post-closing of the Transaction held by the respective pre-closing equity holders of Royale and MatrixAll references to Matrix include the Matrix Affiliates

 Equity Contribution Analysis  Comparable Company Analysis  Note: Equity contributions are not shown for 2Q2016 EBITDA, TTM EBITDA, or TTM production due to both Matrix and Royale having a negative equity value in those analysesEquity contributions take into account the median valuation and each company’s respective working capital, debt, preferred, and value for non-producing assets

 Equity Contribution Analysis (cont.)  Comparable Transaction Analysis  Note: Equity contributions are not shown for 2Q2016 EBITDA, TTM EBITDA, or TTM production due to both Matrix and Royale having a negative equity value in those analysesEquity contributions take into account the median valuation and each company’s respective working capital, debt, preferred, and value for non-producing assets

 Equity Contribution Analysis (cont.)  Other  Note: Equity contributions are not shown for 2Q2016 EBITDA, TTM EBITDA, or TTM production due to both Matrix and Royale having a negative equity value in those analysesEquity contributions take into account the median valuation and each company’s respective working capital, debt, preferred, and value for non-producing assets

  Appendix

 Comparable Company Descriptions  CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

 Royale Historical Financials (2Q16)

 Royale Historical Financials (2Q16)

 Royale Historical Financials (2Q16)

 Royale Historical Financials (2014-2015)

 Royale Historical Financials (2014-2015)

 Royale Historical Financials (2014-2015)

 Matrix Historical Financials (2Q16)  CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

 Matrix Historical Financials (2Q16)  CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

 Matrix Historical Financials (2Q16)  CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

 Matrix Historical Financials (2014-2015)

 Matrix Historical Financials (2014-2015)

 Matrix Historical Financials (2014-2015)

 Comparable Company Analysis – Assumptions  Reserves are as of 12/31/15 and production is for 2Q2016 unless otherwise noted. Working capital is included in the enterprise value. Warrants and options are only included in market capitalization if they are in-the-money.  Source: SEC, Capital IQ, FactSet  CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

 Comparable Company Analysis – Assumptions  Source: SEC, Capital IQ, FactSet  CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

 62  Discounted Cash Flow Analysis Data – Royale

 63  Discounted Cash Flow Analysis Data – Royale

 64  Discounted Cash Flow Analysis Data – Royale

 Discounted Cash Flow Analysis Data – Matrix    CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

 Discounted Cash Flow Analysis Data – Matrix    CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.

 Discounted Cash Flow Analysis Data – Matrix    CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83.An unredacted copy of this Report has been delivered to theDivision of Corporation Finance.